Exhibit 99.3

News release

TSX, NYSE – HBM

2011 No. 13

HudBay Minerals Releases Fourth Quarter and Year-End 2010

Results

2010 Production Objectives Achieved;

Production Growth Strategy Gains Momentum

Highlights

•	Metal production targets for 2010 achieved as strong quarterly earnings and cash flows were generated from the company’s operations in northern Manitoba

•	Lalor mine construction advancing well with first production still expected in Q2 2012 and optimization study expected by early Q3 2011

•	Two high grade gold/copper drill intercepts at Lalor lengthen the down plunge extension of the copper-gold zone to 750 meters

•	With Norsemont Mining Inc. (“Norsemont”) acquisition complete, optimization of the feasibility study for the Constancia copper project is underway with construction expected to commence by Q1 2012

•

Further high grade gold drill intercepts at depth at the Back Forty project continue to point to the potential for a high grade underground mineral resource to supplement the large near surface mineral resource.

Toronto, Ontario – March 9, 2011 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX:HBM) (NYSE:HBM) today released its fourth quarter and year-end 2010 financial results. Net earnings increased to $24.5 million or $0.16 per share in the fourth quarter of 2010, compared to $7.2 million, or $0.05 per share, during the fourth quarter of 2009. Included in the fourth quarter 2010 earnings was a foreign currency translation loss of $4.2 million before taxes or approximately $0.02 per share after tax. Earnings grew during the quarter due to higher metal prices, only partly offset by lower sales volumes, a stronger Canadian dollar, higher exploration expenses and taxes.

“Consistent and predictable performance across our operations enabled us to meet our production targets in 2010,” said David Garofalo, HudBay’s president and chief executive officer. “We are poised to continue advancing our strategic plan on a number of fronts in 2011. Lalor remains on track to be our next big mine in Manitoba and the Constancia copper project in Peru provides us with another significant leg of growth in one of the world’s best mining jurisdictions. Our growth pipeline is further enhanced with the high grade copper project at Reed Lake and the advanced stage gold/zinc deposit at the Back Forty project in northern Michigan.

In 2011, we will focus on execution with an eye toward optimizing our projects with an aggressive exploration program and adding more early stage development projects to further enhance our long term growth profile.”

Strong Earnings Growth Demonstrates Superior Metals Price Leverage

During the fourth quarter of 2010, the company generated net earnings of $24.5 million or $0.16 per share, an improvement of more than 240% over the same period in 2009 as stronger metals prices were only partly offset by a temporary buildup in unsold metals inventory, a stronger Canadian dollar, increased exploration and higher taxes. Co-product cost per unit sold remained low at $1.39 per pound copper, $345 per ounce gold and $0.87 per pound zinc.1

For the full year 2010, HudBay’s earnings were $73.0 million or $0.48 per share, an improvement of more than 475% over 2009 (after adjusting for gains on the sale of available for sale investments) due to similar factors.

Fully Financed Growth with Strong Cash Flows and Excellent Liquidity

An improvement in operating cash flows1 of 78% to $59.9 million in the fourth quarter together with the release of $57.1 million of restricted cash more than offset capital and strategic investments of $66.1 million. Our cash and cash equivalents balance stood at $901.7 million at the end of the fourth quarter, an increase of $50 million during the quarter.

Together with our unutilized credit lines, HudBay has available liquidity of $1.1 billion and no debt. While the company believes that the Lalor and Constancia projects can be fully financed from existing resources and future cash flows, it expects to arrange additional debt financing at either the corporate or project level to maintain optimum financial flexibility.

Lalor Construction on Track, Next Phase of Feasibility Optimization Due by Q3 2011

Development and site construction at the Lalor project are proceeding on schedule. HudBay continued to make significant progress on the planned 3,200 meter access ramp at the Lalor project, advancing it 1,750 meters from the Chisel North mine as at February 28, 2011. The ramp is intended to extend to the base of the ventilation shaft that is currently under development. The ventilation shaft is expected to be completed in time to allow for initial ore production in the second quarter of 2012.

Ground conditions on the ramp have been good and water intersections have been minimal since the first quarter of 2010. In January 2011, HudBay completed the temporary ventilation exhaust, a 435 meter bored raise, and plans to construct the main fresh air fan and heater system in the summer of 2011 in preparation for the next heating season.

[1]

Operating cash flow (before changes in non-cash working capital) and co-product cash costs are considered non-GAAP measures. See the reconciliation of these measures to GAAP at the end of this release.

Surface site construction has proceeded on several fronts. The access road to the site is complete, the main surface exhaust raise site has been cleared, and construction on the 6.1 meter diameter ventilation raise has been started with civil work proceeding on the temporary hoist and head frame arrangement and development of the pre-sink for the shaft sinker.

All power poles for the site have been installed and the line wiring is ongoing, with the temporary substation becoming operational at the end of February. Water lines for process water and discharge water are being placed and civil work on the pump stations is underway.

On the main site, construction is proceeding with the excavation of the polishing pond and water treatment plant. Temporary construction trailers have been brought in and are currently being installed.

Procurement and tendering are ongoing. The main production hoist and man hoist have been ordered with the man hoist delivery expected in the first quarter of 2011. The production shaft-sinking contract is expected to be awarded imminently with contractor site mobilization expected immediately thereafter and shaft sinking to commence by Q3 2011. HudBay is continuing with its Lalor optimization study through the metallurgical testing of the Lalor ores, which is focusing on gold optimization. This includes variable testing on the primary grind, with and without a regrind circuit, as well as optimization of the reagent used and projected consumption.

Tradeoff studies undertaken by the company indicate that the Lalor orebody will support the construction of a new concentrator adjacent to the production shaft. HudBay is continuing to evaluate options for the capacity and flowsheet of a new concentrator, and expects to be in a position to make a decision on whether to proceed with a new concentrator and announce the results of its optimization efforts early in the third quarter of 2011.

“We remain on track to meet our target of first ore production from Lalor in the second quarter of 2012,” said Mr. Garofalo. “The ongoing next phase of project feasibility optimization work at Lalor has the potential to bring additional mineral resources into the mine plan, while the incremental investment associated with a new concentrator adjacent to the production shaft could lead to higher daily production levels along with other benefits including reduced operating costs, higher gold recoveries in the plant and further production rate scalability.”

Lalor Drilling Further Extends Copper-Gold Zone

HudBay also announced additional exploration results from its Lalor project, which confirm the continuity of mineralization at the copper-gold zone (please refer to the map on HudBay’s website). Hole DUB270W03 intersected 3.4 meters of 3.5% copper, 8.9 g/t gold and 27.1 g/t silver and is located between previously reported intersections DUB270W01 (previously released December 13, 2010) and DUB270 (previously released June 10, 2010).

Hole DUB274 intersected the copper-gold zone 100 meters northeast of the DUB270W01 intersection. The total downward plunge of the zone is now over 750 meters. Hole DUB274 intersected 5.1 meters of 4.4% copper, 13.7 g/t gold and 19.8 g/t silver. These grades and the thicker nature of this intersection support the inference that the zone pinches and swells. Down hole geophysics indicate that the zone may be swinging back to the east and testing is currently underway on the copper-gold zone further down plunge about 100 meters from DUB274.

Three drills remain active on site at Lalor. In addition to the drilling noted above, two other drills are on site, with one testing a Surface Deep EM target located between the Chisel North mine and the Lalor deposit, and the other drill testing a peripheral geophysical target southwest and west of the known Lalor deposit at depth.

Lalor Drill Hole Results table

Drill Hole	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)

DUB270W03	3.41	8.89	27.06	3.52	0.08
DUB274	5.07	13.67	19.81	4.41	0.19

[1]

For additional information regarding the Lalor project please refer to the NI 43-101 compliant Technical Report entitled “Lalor Deposit, Snow Lake, Manitoba, Canada” filed on November 20, 2009 and the most recent press release announcing Lalor drill results on December 13, 2010, both of which are available at www.sedar.com.

Constancia Optimization Timeline and Exploration Update Expected March 2011

On March 1, 2011, HudBay acquired 104,635,351 common shares of Norsemont through the issuance of approximately 20.5 million HudBay common shares and the payment of $119 million in cash and extended its take-over bid to holders of Norsemont common shares until March 15, 2011. As a result, the company owns approximately 91% of Norsemont’s issued and outstanding shares (calculated on a fully-diluted basis). HudBay intends to proceed with a second-stage compulsory acquisition transaction to acquire the remaining common shares of Norsemont that it does not already own or subsequently acquire before the expiry of the take-over bid.

Norsemont filed an optimized technical report on February 21, 2011, which outlined an increase in reserves using new long-term metal pricing and increasing and sustaining production throughput in the processing plant in the later years of the project.

The feasibility study contemplates an open pit mine feeding a processing plant at up to 70,000 tonnes per day for the 15.3 year mine life. The average yearly metal production for the life of mine is expected to be 85,000 tonnes of copper, 1,400 tonnes of molybdenum and 69 tonnes of silver. The capital cost of the project is estimated to be US$920 million with a life of mine average copper cost of US$0.93/lb. HudBay is currently reviewing the work required to make a construction decision to optimize and advance the Constancia project. This review process is expected to be complete and a feasibility optimization and exploration program and budget will be provided by the end of March 2011.

Constancia Project Mineral Reserve Estimate February 21, 2010 1, 2

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Mo (g/t)

Proven	195	0.04	3.5	0.42	120
Probable	177	0.05	3.7	0.40	92

Total Reserves	372	0.05	3.6	0.43	105

[1]

The Mineral Reserve for the FSO study is based on Net Smelter Return (“NSR”) cut-off since project revenue is derived from copper, molybdenum, silver and gold. For NSR evaluation, metal prices assumed were Cu $2.25/lb, Mo $14.50/lb, Ag $14/oz and Au $1,000/oz while average metal recovery to concentrates was Cu 89%, Mo 40%, Ag 80% to Cu concentrate and Au 60% to Cu concentrate.

[2]

For additional information regarding Constancia please refer to the N1 43-101 Technical Report entitled “Norsemont Mining Constancia Project Technical Report” dated February 21, 2011, filed by Norsemont and available at www.sedar.com.

Drilling at Back Forty Yields More High Grade Gold Intercepts at Depth

On March 3, 2011, Aquila Resources Inc. (“Aquila”) announced additional drill results from the Back Forty project, which included 12 meters of 15.29 g/t gold and 66.49 g/t silver in drill hole LK-484.

The high grade gold intercept from LK-484 occurs approximately 250 meters down dip of the previously modeled resource and is located approximately 32 meters northeast of a 6.23 meter, 6.39 g/t gold intercept in LK-479 (see the HudBay news release dated October 15, 2010 for more details).

HudBay was scheduled to complete a pre-feasibility study on the Back Forty project in the third quarter of 2011 in preparation for submitting a permit application by year end. Continued future exploration success at depth may modify the scope of the project and delay the proposed milestones to enable full optimization of the mine plan. Because of the nature of the permitting process in Michigan, it is important for HudBay to understand what the mine plan entails and its proposed footprint prior to submitting permit applications. Given the current exploration focus to expand the underground resource at Back Forty, HudBay will continue to focus on this in the immediate future to develop a solid understanding of the optimal mine plan before beginning the permitting process.

The Back Forty project in the Upper Peninsula of Michigan is an advanced stage exploration project delineating a zinc and gold-rich volcanogenic massive sulfide deposit under a joint venture between HudBay and Aquila.

Aquila owns a 49% interest in the project and HudBay owns a 51% interest, which HudBay can increase to 65% by funding and completing a feasibility study and permitting applications.

HudBay is the operator of the Back Forty Joint Venture and Aquila continues to provide technical support. Currently, three drills remain on site at the Back Forty Project. Two drills are focused on the exploration of the deep gold zone intersected in LK-484 referenced above.

A third drill has been mobilized to test some high ranking electromagnetic targets within a kilometer east of the deposit.

For additional detail on the Back Forty project, please refer to the NI 43-101 resource statement which was published on November 29, 2010 in “Technical Report, Back Forty Deposit, Menominee County, Michigan, USA” filed by Aquila and available on www.sedar.com.

Reed Lake Resource Estimate Expected to be Released in March 2011

HudBay recently completed an infill drilling program at its 70% owned Reed Lake project with an NI 43-101 resource estimate expected to be released in March 2011. The results of the infill drilling program are generally in line with the company’s expectations. HudBay will then begin an economic evaluation to determine the viability of the Reed Lake deposit. A production decision is expected by the fourth quarter of 2011. Given the near surface nature of the Reed Lake copper deposit, its advantageous location adjacent to a provincial highway and its proximity to the company’s Flin Flon complex, production could commence by late 2012 or early 2013 with a relatively small capital investment.

Key Financial Results

($000s except per share amounts)	Three Months Ended December 31		Year Ended December 31
	2010	2009	2010	2009
Revenue	183,280	166,673	778,818	720,722
Earnings before tax and non controlling interest	41,606	9,620	158,105	141,468
Net earnings attributable to shareholders	24,493	7,171	72,985	112,440
EBITDA[1,2]	71,745	40,571	280,240	143,339
Operating cash flow[1,3]	59,927	33,624	199,850	124,512
Basic and diluted EPS[4]	0.16	0.05	0.48	0.73
Operating cash flow per share[1,3]	$0.40	$0.22	$1.33	$0.81
Cash and cash equivalents	901,693	886,814	901,693	886,814

Total assets	2,173,086	2,032,686	2,173,086	2,032,686

[1]	EBITDA, operating cash flow and operating cash flow per share are considered non-GAAP measures. See the reconciliation of these measures to GAAP at the end of this release.
[2]	EBITDA represents earnings before interest expense, taxes, depreciation and amortization, gain/loss on derivative instruments, exploration and interest and other income.
[3]	Before changes in non-cash working capital.
[4]	Earnings per share.

For additional information on HudBay’s fourth quarter and Year-end 2010 financial results, please refer to the Fourth Quarter and Year-end 2010 Supplemental Disclosure document on the Investors section (Financial Reports page) of HudBay’s website at www.hudbayminerals.com.

Non-GAAP Measures

Detailed operating expenses, EBITDA, operating cash flow before changes in non-cash working capital, operating cash flow per share, cash cost per pound of zinc sold and co-product cash costs per unit sold are included in this news release because these measures are performance indicators that we use internally to monitor performance. We use these measures to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the news release helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning presented by GAAP and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

EBITDA

The following table presents our calculation of EBITDA for the three months and year ended December 31, 2010 and December 31, 2009.

	Three Months Ended		Year Ended
($000s)	Dec 31 2010	Dec 31 2009	Dec 31 2010	Dec 31 2009

Earnings before tax and non-controlling interest	41,606	9,620	158,105	141,468
Adjustments:
Depreciation and amortization	20,781	27,653	103,399	100,731
Exploration	10,954	3,994	29,822	7,609
Interest and other income	(2,206)	(1,151)	(8,323)	(107,386)
Loss (gain) on derivative instruments	610	455	(2,763)	917

EBITDA	71,745	40,571	280,240	143,339

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three months and year ended December 31, 2010 and December 31, 2009.

	Three Months Ended		Year Ended
($000s except share and per share amounts)	Dec 31 2010	Dec 31 2009	Dec 31 2010	Dec 31 2009
Cash provided by operating activities, per financial statements	64,864	39,632	255,590	106,194
Adjustments:
Changes in non-cash working capital	(4,937)	(6,008)	(55,740)	18,318

Operating cash flow before changes in non-cash working capital	59,927	33,624	199,850	124,512
Weighted average shares outstanding	149,219,230	153,973,547	150,636,835	153,460,823

Operating cash flow per share	$0.40	$0.22	$1.33	$0.81

Cash cost per pound of zinc sold

HudBay’s cash cost per pound of zinc sold, net of by-product credits, for the fourth quarter of 2010 was negative US$0.42 per pound, excluding costs and sales related to Balmat, HMI Nickel and corporate activities, as calculated in the following table.

	Three Months Ended				Year Ended
($000s except as noted)	Dec 31 2010		Dec 31 2009		Dec 31 2010		Dec 31 2009

Operating expenses		95,301		105,939		451,106		506,275
General and administrative expenses[1]		2,019		1,914		8,139		6,501

		97,320		107,853		459,245		512,776
Exclude amounts related to Balmat and HMI Nickel		(4,772)		(5,071)		(18,592)		(15,318)

		92,548		102,782		440,653		497,458
Less by-product credits[2]		(117,767)		(96,398)		(533,398)		(505,938)

Cash cost net of by-products		(25,219)		6,384		(92,745)		(8,480)
Exchange rate (US $1 to C$) [3]		1.013		1.056		1.030		1.142

Cash cost net of by-products	US	(24,895)	US	6,045	US	(90,044)	US	(7,426)
Zinc sales (000’s lbs.)		59,966		64,593		231,355		240,897

Cash cost per pound of zinc sold, net of by-product credits in US $/lb.	US	(0.42)	US	0.09	US	(0.39)	US	(0.03)

[1]	General and administrative expenses relate to HBMS entity only.
[2]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[3]	Weighted average exchange rate for sales during the period.

Cash costs net of by-product credits have been restated to exclude corporate activities in order to be better comparable with costs disclosed by comparable mining companies. For the fourth quarter of 2010, HudBay’s cash cost per pound of zinc sold was negative US$0.42, a net decrease of US$0.51 from the same period in 2009, and for the 2010 year was negative US$0.39, a net decrease of US$0.36 from 2009. The decrease in cost per pound was due primarily to higher by-product copper, gold and silver credits arising from higher prices.

HudBay’s calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

Co-product cash costs per unit sold

Commencing in the third quarter of 2010, we introduced co-product cash costs as a new non GAAP measure. We believe that these costs serve as meaningful indicators for investors to evaluate our operations.

Costs for 2009 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were shut down in 2010.

Whereas cash costs net of by-product credits present the cash costs of a single metal, assuming that all other metals are by-products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. Mining and milling costs for our Trout Lake and 777 mines are allocated proportionately based on the value of the contained metals at prevailing metals prices. Operating overhead expenses and general and administrative expenses (in both cases, excluding costs not related to our HBMS operations) are generally allocated equally between zinc and copper with some further cost allocation to gold. In order to present a cost per finished unit sold, we also add to these costs third party treatment and refining costs, which are deducted from revenue in our financial statements.

Zinc oxide production is treated as a by-product of zinc production, so the costs of our Zochem operation are allocated to zinc operating expenses and zinc oxide revenues are deducted from total zinc cash costs. Similarly, silver production is treated as a by-product of gold production. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs.

While the impact of fluctuating metals prices is expected to be less significant on co-product cash costs than it is on by-product cash costs, changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operational results. Significant management judgement is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals. Our future co-product cash costs may change significantly from those reported for the three months and year ended December 31, 2010 as we complete the transition from copper smelting and refining to copper concentrate sales.

Our future co-product cash costs may change significantly from those reported for the three months and year ended December 31, 2010 as we complete the transition from copper smelting and refining to copper concentrate sales.

Three Months Ended December 31, 2010

($000s except as noted)	Copper	Zinc	Gold	Non-allocated costs	Total
Operating expenses	21,776	59,308	9,402	4,815	95,301
General and administrative[1]	807	807	404	7,000	9,018
Treatment and refining costs[2]	4,549	—	1,121	—	5,670

	27,132	60,115	10,927	11,815
Zinc oxide and by-product revenues	(756)	(7,655)	(4,796)

Co-product costs	26,376	52,460	6,131
Sales volume[3]	18,943	59,965	17,779

Co-product cash costs per unit[4] sold	$1.39	$0.87	$345

[1]	Allocation of general and administrative costs to copper, zinc and gold production excluding corporate and other non-production related costs.
[2]	Treatment and refining costs are deducted from revenue.
[3]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.
[4]	Copper and zinc costs are per pound and the gold cost is per troy oz.

Year Ended December 31, 2010

($000s except as noted)	Copper	Zinc	Gold	Non-allocated costs	Total
Operating expenses	141,458	240,605	50,409	18,634	451,106
General and administrative[1]	3,255	3,255	1,628	19,994	28,132
Treatment and refining costs[2]	10,854	—	2,041	—	12,895

	155,567	243,860	54,078	38,628
Zinc oxide and by-product revenues	(3,403)	(36,282)	(22,130)

Co-product costs	152,164	207,578	31,948
Sales volume[3]	104,062	231,356	83,481

Co-product cash costs per unit[4] sold	$1.46	$0.90	$383

[1]	Allocation of general and administrative costs to copper, zinc and gold production excluding corporate and other non-production related costs.
[2]	Treatment and refining costs are deducted from revenue.
[3]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.
[4]	Copper and zinc costs are per pound and the gold cost is per troy oz.

Please also see HudBay’s consolidated financial statements and related notes together with Management’s Discussion and Analysis of Operations and Financial Condition for the year ended December 31, 2010, which are available under HudBay’s SEDAR profile at www.sedar.com and HudBay’s website at www.hudbayminerals.com. All amounts are in thousands of Canadian dollars unless otherwise noted.

Qualified Person

The technical and scientific information included in this news release was prepared under the supervision of Cashel Meagher, Vice President, Exploration of HudBay, a “qualified person” for the purposes of National Instrument 43-101.

Lalor Drill Hole Location

DRILL HOLE	FROM	TO	LENGTH (m)	EAST	NORTH
DUB270W03	1308.84	1312.25	3.41	426,686	6,081,822
DUB274	1389.69	1394.76	5.07	426,764	6,081,954

Website Links

HudBay Minerals Inc.:

www.HudBayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/Q410MDA.pdf

Financial Statements:

http://media3.marketwire.com/docs/Q410FS.pdf

Fourth Quarter and Year-end 2010 Supplemental Disclosure

http://media3.marketwire.com/docs/Q410SUPP.pdf

Conference Call and Webcast

Date:	Thursday, March 10, 2011
Time:	10 a.m. ET
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3415 or 877-974-0445
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	4411868#

The conference call replay will be available until midnight (Eastern Time) on March 17, 2011. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North, Central and South America principally focused on the discovery, production and marketing of metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s intentions respecting Norsemont and its Constancia project, the Company’s ability to develop its Lalor project and the Back Forty project, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, estimate of salvage value, costs and timing of the development of new deposits, mineral pricing, reclamation costs, economic outlook, government regulation of mining operations, mine life projections, the ability to maintain a regular dividend on its common shares, the availability of third party concentrate for processing in HudBay’s facilities and the availability of third party processing facilities for HudBay’s concentrate, business and acquisition strategies and the timing and possible outcome of pending litigation. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate the Lalor, Constancia and Fenix projects on an economic basis and in accordance with applicable timelines, geological and technical conditions at Lalor differing from areas successfully mined by us in the past, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in HudBay’s AIF under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action. Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect HudBay’s business, results of operations and financial position and may not be appropriate for other purposes.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

Note to United States Investors

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under Securities and Exchange Commission (the “SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of HudBay’s annual information form for the fiscal year ended December 31, 2009, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.8 in the Offeror’s Form 40-F filed on October 19, 2010 (File No. 001-34244).

(F)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com